 Exhibit 99.1

TransAlta Announces Outlook for 2023 and Update on Corporate Strategy

CALGARY, AB, Dec. 15, 2022 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today its financial outlook for 2023.

Highlights

  Adjusted EBITDA(1) range of $1.20 billion to $1.32 billion
  Free Cash Flow(1)(2) range of $560 million to $660 million or FCF per share range of $2.07 to $2.44
  Sustaining capital(3) range of $140 million to $170 million
  Continued delivery of TransAlta's Clean Electricity Growth Plan by reaching final investment decision on 500 MW of additional clean energy projects across Alberta, the United States and Australia to deliver $75 million to $100 million of incremental adjusted EBITDA
  Appointment of Ms. Manjit Sharma to the Company's Board of Directors effective Jan. 1, 2023

Strategy Update

  Continuing strong FCF supports TransAlta's strategy of increasing shareholder value through significant capital allocation to contracted renewables growth
  Due to its strong financial position, TransAlta is positioned as the primary growth vehicle for the consolidated TransAlta group and expects to advance its Clean Electricity Growth Plan
  The Company will support organic expansions and opportunities to manage the current Canadian and Australian tax horizons of TransAlta Renewables Inc. ("TransAlta Renewables"), as well as support the sustainability of the TransAlta Renewables' dividend

"We are pleased to announce that our annual outlook highlights continuing strong cash flow expectations for 2023. Our fleet remains well positioned to capture the ongoing strength that we see in the Alberta merchant market. We are focused on redeploying these cash flows toward growing our contracted renewables asset base, which will create further value for our shareholders as we work to deliver our 2 GW renewables growth target by 2025," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"As we further advance our Clean Electricity Growth Plan and decarbonization efforts, TransAlta is well positioned to fully execute our growth plan. As we move forward, we expect to prioritize new growth investments within the TransAlta parent company. TransAlta Renewables will continue to retain growth opportunities where it has a right of first offer on organic expansions or where there is a mutual benefit to manage its tax horizon in order to sustain its current dividend, which is highly valued by its income-focused shareholders including TransAlta," added Mr. Kousinioris.

2023 Strategic Priorities

In addition to meeting the financial targets set out in the outlook, the Company is focused on the following key priorities for 2023:

  Advance customer-centred power solutions, renewables and storage, and grid reliability products for our Canadian, United States and Australian markets
  Continue execution of the Clean Electricity Growth Plan to deliver 2 GW of new generation and a 5 GW growth pipeline by 2025 by reaching final investment decision on 500 MW of additional clean energy projects across Canada, the United States and Australia
  Develop and maintain a growing pipeline of greenfield and brownfield development opportunities that add at least 1,500 MW of new development sites to our pipeline
  Achieve commercial operation and integration of the Garden Plain wind project, Northern Goldfields solar and storage project, White Rock and Horizon Hill wind projects and the Mount Keith transmission project ensuring these projects are delivered safely, on-time and on-budget consistent with their expected operating and financial performance expectations
  Complete the rehabilitation of Kent Hills targeting a safe return of the wind facility to full operations in the second half of 2023
  Advance a new technology roadmap that aligns with the Clean Electricity Growth Plan
  Advance long-term contractedness of the Alberta Electricity Portfolio through new and existing sales channels
  Deliver permanent financing for growth projects by executing tax equity or other financing program in order to monetize the value of production tax credits and other potential tax attributes

Update to Clean Electricity Growth Plan

To date, the Company has announced 800 MW of projects for a total cost of $1.5 billion toward our 2 GW Clean Electricity Growth Plan. These projects are expected to deliver $147 million of annualized adjusted EBITDA. With the current inflationary environment, we expect costs on future projects to be higher based on increases to expected pricing of equipment and construction labour. Although we estimate that the remaining projects will cost more, we see continuing demand for renewable energy and we expect PPA prices to respond to absorb these higher costs across the industry. As a result, we forecast that expected returns on projects will remain intact. Accordingly, we have reset our capital investment target to $3.6 billion with an increased incremental EBITDA target of $315 million.

Clean Electricity Growth Plan Targets	Revised Target	Original Target	Achieved to Date	% of Revised Target Achieved
Renewable Energy Capacity	2 GW	2 GW	800 MW	40%
Capital Investment	$3.6 billion	$3 billion	$1.5 billion	41%
Incremental EBITDA	$315 million	$250 million	$147 million	47%

Appointment of New Board Member

The Company is pleased to announce the appointment of Ms. Manjit Sharma to the Board of Directors effective January 1, 2023.  Ms. Sharma brings over 30 years of experience that spans a variety of industries, most recently serving as Chief Financial Officer of WSP Canada Inc. In this role, she was responsible for leading the finance, real estate, procurement, tax and shared services functions across Canada. Prior to WSP Canada Inc., she was on the National Executive Team of General Electric Canada (GE Canada), serving as Chief Financial Officer from 2016 to 2019. From 1999 to 2016, she held various senior positions with GE Canada, with responsibilities that spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, and diversity and inclusion. Ms. Sharma currently serves as a board member of each of Vermilion Energy Inc., Finning International Inc. and Export Development Canada. She is also a member of the GE Canada Pension Trust Committee.

Ms. Sharma holds a Bachelor of Commerce degree (with Honours) from the University of Toronto, is a Fellow Chartered Accountant and holds the ICD.D Directors designation and the GCB.D Global Competent Boards designation. In 2019, Ms. Sharma was recognized as one of Canada's Top 100 Most Powerful Women by the Women's Executive Network.

ESG Targets

The Company has a comprehensive and ambitious set of environment, social, and governance ("ESG") targets that support the long-term success of our business and highlight our ESG value proposition. These targets include:

Environment

  Complete TransAlta's off-coal transition by retiring our single remaining coal unit in the United States by the end of 2025
  Achieve a company-wide reduction of greenhouse gases emissions ("GHG") of 75 per cent over 2015 levels by 2026
  Develop new renewable projects and power offerings that support customer sustainability goals by delivering low cost, reliable and clean energy solutions

Social

  Achieve at least 40 per cent gender diversity among all employees by 2030
  Maintain equal pay for women in equivalent roles as men
  Support equal access to all levels of education for youth and Indigenous peoples through financial support and employment opportunities
  Provide Indigenous cultural awareness training to all U.S. and Australian-based employees by the end of 2023

Governance

  Achieve 50 per cent female representation on the Board of Directors of the Company by 2030
  Maintain our position as a leader in integrated ESG disclosure

The Company continues to report on progress in alignment with major frameworks and was recently upgraded to an A- score from CDP (formerly Climate Disclosure Project).

2023 Financial Outlook

Comparable EBITDA is estimated to be between $1.20 billion to $1.32 billion. The midpoint of the range represents continued strong performance compared to historical levels. The Company expects comparable EBITDA for 2023 to be impacted by a number of factors, including:

  Continued strong merchant pricing levels in Alberta though at a lowered target price range than 2022 based on our fundamental market forecast. The lower price expectations are driven by normalized weather expectations and the addition of new wind and solar supply including TransAlta's Garden Plain wind facility, which is expected to achieve commercial operation in early 2023. This will be partially offset by lower fuel costs due to favourable natural gas hedges
  Adjusted EBITDA contributions from newly commissioned projects that include Garden Plain, White Rock, Horizon Hill, Northern Goldfields Solar and Mount Keith transmission asset additions
  Completion of the rehabilitation outage of Kent Hills 1 and 2 and fully returning the wind facility to service in the second half of 2023
  Adjusted performance expectations from the Energy Marketing segment due to exceptional performance achieved in 2022 partially driven by timing of cash settlements. The reversal of these settlements are included in our 2023 outlook.

The Company expects sustaining capital to be in the range of $140 million to $170 million consistent with current levels.

FCF is expected to be between $560 million and $660 million excluding the impact of rehabilitation capital expenditures required at Kent Hills. The midpoint of the range represents a 9 per cent increase over 2021 levels and a 19 per cent decrease from the midpoint of the 2022 outlook. This is  largely driven by lower expected Alberta power pricing in 2023 and a return to normal performance from the Energy Marketing segment, both of which will be partially offset by the contribution from new assets.

The following table summarizes and provides additional details pertaining to our 2023 outlook:

Measure (millions)	2023 Target	2022 Target	2021 Actual
Adjusted EBITDA(1)	$1,200 and $1,320	$1,380 to $1,460	$1,263
FCF (1)	$560 and $660	$725 to $775	$562

Range of key power price assumptions:

Market	2023 Prices	2022 Prices
Alberta Spot ($/MWh)	$105 and $135	$125 to $150
Mid-C Spot ($/MWh)	US$75 to US$85	US$55 to US$65
AECO Gas Price ($/GJ)	$4.60	$5.00 to $6.00

Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/- $3.5 million annualized impact on Comparable EBITDA.

Other assumptions relevant to 2023 financial outlook (millions):

Sustaining capital(3)	$140 to $170
Energy marketing gross margin	$90 to $110

Alberta Hedging – assumptions full year 2023:

Hedged production (GWh)	5,200
Hedge price ($/MWh)	$74.00
Hedged gas volumes (GJ)	58.4 million
Hedge gas price ($/GJ)	$2.24

Notes
(1)	These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods' results. Please refer to the Segmented Financial Performance and Operating Results section of the MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS Measures and Non-IFRS Measures section of this release.
(2)	Free cash flow per share is calculated using the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the three and nine months ended Sept. 30, 2022 was 271 million shares. Please refer to the Non-IFRS financial measures section in this release for the purpose of this non-IFRS ratio.
(3)	Excludes payments associated with finance leases and Kent Hills rehabilitation capital.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual 2021 consolidated financial statements and the unaudited interim condensed consolidated statements of earnings (loss) for the three and nine months ended Sept. 30, 2022, prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as an alternative for, or more meaningful than our IFRS results.

Adjusted EBITDA

In the fourth quarter of 2021, comparable EBITDA was relabeled as adjusted EBITDA to align with industry standard terminology. Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core business profitability. In the second quarter of 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and Energy Marketing segment in the period in which the transactions occur. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends. Adjusted EBITDA is a non-IFRS measure. Please refer to M39-M40 of the MD&A for a description of adjustments made.

Average Annual EBITDA

Average annual EBITDA is a non-IFRS financial measure that is forward-looking and is used to show the average annual EBITDA that the project currently under construction is expected to generate upon completion.

Funds From Operations

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and the timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Financial Non-IFRS Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are a non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has been recognized by CDP with an 'A-' rating. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: 2023 annual financial guidance, including adjusted EBITDA and free cash flow; the Company's strategy of allocating capital to contracted renewables growth; TransAlta being the primary growth vehicle for the consolidated TransAlta group; the Company's support for organic expansions and opportunities to manage the current Canadian and Australian tax horizons of TransAlta Renewables; the Company's support for the sustainability of the TransAlta Renewables' dividend; the Company's execution towards targets associated with its Clean Electricity Growth Plan, including the amount of incremental EBITDA to be delivered on the execution of such growth plan ; the returns on the Company's growth projects will remain intact despite an expected increase to costs; the execution of the Company's growth plan without the need for external capital; the key priorities for 2023, including adding at least 1,500 MW of new development sites to the Company's pipeline; achieving the commercial operation and integration of each of the Garden Plain wind project, Northern Goldfields solar and storage project, White Rock and Horizon Hill wind projects and the Mount Keith transmission project on-time and on-budget; completing the rehabilitation of Kent Hills and realizing a safe return of the wind facility to full operations in the second half of 2023; delivering permanent financing for growth projects by executing tax equity or other financing program in order to monetize the value of production tax credits and other potential tax attributes; sensitivity of 2023 financial performance to Alberta pricing; the Company's ESG targets, including the Company's ability to achieve targets relating to diversity and emission reductions; and guidance ranges for Alberta spot price, Mid-C spot price, AECO gas price, and sustaining capital. These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to, the current political and regulatory environments; the price of power in Alberta and the extent of hedging to occur in Alberta (as described above); that PPA prices will increase generally to account for the higher costs across the industry; assumptions regarding Mid-C spot price and AECO gas price; and the condition of the financial markets not changing significantly. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market power and gas prices where we operate; unplanned outages at generating facilities and the capital investments required to address such outages; any delays, cost increases or operational issues with any of our current growth projects, including the Northern Goldfields Solar Project or the Garden Plain wind project; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including the Kent Hills remediation; the effects of weather, catastrophes and public health crises; global supply chain disruptions impacting major maintenance and growth projects; disruptions in the source of thermal fuels, water, solar or wind resources required to operate our facilities; energy trading risks, including risks arising from the Company's exposure to volatile markets and the regulatory risks associated with the Company's trading and optimization activities; failure to obtain necessary regulatory approvals in a timely fashion, or at all; inability to satisfy all conditions and requirements associated with announced growth projects; cybersecurity breaches; negative impacts to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost or at all); changes in prevailing interest rates, currency exchange rates and inflation levels; armed hostilities, including an escalation of the war in Ukraine; general economic conditions in the geographic areas in which TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended Dec. 31, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 15-DEC-22